PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, October 21, 2004
All amounts are expressed in US dollars, unless otherwise indicated.

THIRD QUARTER 2004 RESULTS

HIGHLIGHTS

  Gold output of 174,500 ounces
  Rosebel gold mine outperforms
  Production problems and major reorganization at Doyon mine
  Revenues up by 74% to $80.7 million
  Net loss of $6.1 million (2¢ per share)
  Successful merger with Sequoia Minerals to consolidate Niobec ownership
  Agreement to acquire a 55.3% interest in a Peruvian gold mining company
  Successful Cdn $110 million equity financing

For the third quarter ended September 30, 2004, revenues totaled $80.7 million, compared to $46.5 million for the same period last year, representing an increase of 74%. Cambior reports cash flow from operating activities of $16.9 million for the third quarter, a major increase compared to cash flow from operating activities of $4.6 million for the corresponding quarter in 2003. Unfortunately, a net loss of $6.1 million ($0.02 per share) was incurred in the third quarter 2004, compared to net earnings of $0.7 million in 2003, due to a production upset at the Doyon mine as a result of ground stability problems. The net loss for the third quarter also included a $1.9 million restructuring charge following a major reorganization of the Doyon mine in September 2004 and other one-time costs at Doyon, Niobec and Rosebel totaling $3.4 million. Furthermore, higher consumable costs due to higher fuel and steel costs and a stronger Canadian dollar negatively impacted the results for the third quarter for a differential year-over-year of $3.3 million.

FIRST NINE MONTHS FINANCIAL RESULTS

Revenues for the first nine months of 2004 totaled $219.0 million, up 62% from revenues of $135.1 million for the same period in 2003. For the first nine months, Cambior reports net earnings of $2.9 million ($0.01 per share) and cash flow from operating activities of $34.2 million, compared to a net loss of $3.8 million ($0.02 per share) and cash flow from operating activities of $6.8 million for the corresponding period in 2003.

Revenues for the third quarter and for the first nine months were higher due to increased gold production related to the successful start up of commercial production at the Rosebel mine last February and strong operational performance since that time, a higher realized gold price and higher niobium sales due to the increase in ownership of the Niobec mine at the beginning of the third quarter of 2004.

FINANCIAL HIGHLIGHTS AND GOLD MARKET

Successful Completion of a Cdn $110 million Equity Financing

On September 28, 2004, Cambior entered into an agreement with a syndicate of underwriters which led to the issuance of 29,333,333 units at a price of Cdn $3.75 per unit. Each unit issued on October 14, 2004, consisted of one common share and one half of one Series D common share purchase warrant. Each whole Series D warrant allows the holder to purchase one additional common share at a price of Cdn $4.35 before October 16, 2006. The net proceeds of Cdn $104.6 million will be used to fund the acquisition of Compañia Minera Poderosa S.A., if completed, and for general corporate purposes. The Series D warrants (CBJ.WT.D) are listed on the Toronto Stock Exchange. Taking into account this public offering, the Company now has 273,961,395 common shares outstanding that trade on the Toronto (TSX) and American (AMEX) stock exchanges.

Gold Market

The gold market maintained its strong 2004 performance, averaging $401 per ounce for the third quarter and for the nine months of the year compared to $363 per ounce and $354 per ounce during the corresponding periods in 2003.

Cambior's average realized price in the third quarter of 2004 was $365 per ounce, ($341 per ounce in 2003) and $363 per ounce ($319 per ounce in 2003) for the first nine months. The revenue shortfall is due to a negative cash settlement on closed hedge positions.

In accordance with its stated objective to become hedge-free, the Company has reduced its forward sales commitments by 542,000 ounces, or 73%, since the beginning of 2004. The remaining forward sales commitments of 204,000 ounces represents one quarter of annual production and 5% of the gold mineral reserves at December 31, 2003. This continued reduction of the forward gold sales commitments provides Cambior with greater exposure to increased gold prices.

PRODUCTION HIGHLIGHTS

Quarterly Gold Production

Cambior produced 174,500 ounces of gold at a mine operating cost of $263 per ounce in the third quarter of 2004, compared to 124,000 ounces at $238 per ounce for the corresponding quarter in 2003. For the first nine months of 2004, gold production was 519,000 ounces at a mine operating cost of $242 per ounce compared to 378,400 ounces for the same period last year at a cost of $245 per ounce. The increase in gold production is due to the successful start-up of commercial production at the Rosebel mine in the first quarter of 2004. The increase in mine operating costs is due to higher costs at the Doyon mine, higher consumable costs due to higher oil and steel costs ($1.7 million), and the strengthening of the Canadian dollar against the US dollar ($1.6 million).

Rosebel Mine - Production Increase

The Rosebel mine further improved its very good performance for the second consecutive quarter since commercial production began. During the third quarter, some 1.5 million tonnes were processed at an average grade of 1.72 g Au/t for production of 79,000 ounces, much higher than earlier expectations. Mining during the third quarter occurred in the Pay Caro and East Pay Caro pits located in the northern limb of the Rosebel concession and was initiated in the Royal Hill pit in the southern limb in late August. The unit cost was $195 per ounce, the lowest mine operating cost of all of Cambior's mines. As part of the implementation of a second power supply contract, Rosebel incurred a special demand charge of $720,000 in the third quarter.

Production so far has exceeded the mill's designed capacity of 14,000 tonnes per day (tpd), and the mill reached a new record average throughput of 17,200 tpd for August 2004. A recent evaluation of the mill circuit operations at this higher tonnage indicates that an average throughput of 17,000 tpd is sustainable over the long term with no additions to the grinding circuit, but with minor additions and modifications to the CIL (carbon in leach) and stripping circuit. Because of this positive development, management believes that gold production at the Rosebel mine should be maintained at 24,200 ounces per month at the average reserve grade compared to 17,200 ounces per month as per the Feasibility Study for the period beyond June 2005. Gold production for 2004 is now estimated at 260,000 ounces compared to the original target of 245,000 ounces.

Infill and development drilling on the extensions of three of the deposits, Pay Caro, East Pay Caro and Royal Hill, is ongoing. Results from the 24,800 metres of drilling completed to-date are generally positive. Data processing, geological modeling and updated resource estimates will be completed for the year-end mineral reserve estimations.

Omai Mine - Mining of Fennell Pit Completed

The Omai mine performed better than expected during the quarter to produce 58,400 ounces of gold at a mine operating cost of $263 per ounce, compared to 62,200 ounces of gold at $213 per ounce for the same period last year. The higher unit cost is due to lower grade, which reflects the partial feed from the low-grade stockpiles, and higher fuel costs. An increase in mineral reserves in the Fennell pit and production delays during the rainy season extended production from the Fennell pit into the fourth quarter of 2004, well beyond the planned August closure. Gold production for 2004 is now estimated at 240,000 ounces compared to the original forecast of 234,000 ounces. The production costs were severely affected by higher fuel costs for both power generation and mining costs; the year-over-year impact is $1.3 million for the third quarter and $2.3 million for the first nine months.

The last blast in the Fennell pit took place in early October and therefore the mill will now process exclusively low-grade hard rock ore from the stockpile. It is estimated that 3.7 million tonnes at grade of 0.9 g Au/t will remain to be processed in the first nine months of 2005 for production of 100,000 ounces of gold. The Company has already begun the rehabilitation of the mine site, which is expected to close in the fourth quarter of 2005. Due to the wind-down of the operations at Omai, some equipment has been transferred to the bauxite operations located 100 km north of the mine and to the Rosebel mine in neighbouring Suriname.

Doyon Mine Reorganization - Reduced Production

The Company is presently implementing a reorganization at the Doyon gold mine, resulting in a reduction in manpower and a decrease in the annual mining rate. The reorganization became necessary due to a gradual increase in operating costs and rock mechanics constraints. Ground stability issues in late May caused extensive damage to the main ramp and disrupted the development and production schedules for a four-month period while the Company was reassigning its development personnel and equipment to rehabilitate the main ramp. Consequently, in the third quarter of 2004, the Doyon Division produced 28,900 ounces at a mine operating cost of $442 per ounce, compared to 53,000 ounces at $267 per ounce for the same period last year. The gold production shortfall was 16,400 ounces or $6.6 million and the cost of rehabilitation was $1.4 million.

As a result, management has decided to delay the mining of some production domains near the infrastructure until the last years of operation and reduce the mining rate between the 8th and 12th levels to allow a more stable and predictable sequencing of stoping activity, thus reducing the underground production rate from one million tonnes per year to 700,000 tonnes per year. Because the Doyon mine has not met profitability targets established by the Company, management determined that it was of primary importance to proceed with a new mining plan in order to focus on higher-grade areas of the mine. The average grade from the underground mine beginning in 2005 is estimated to be 5.5 g Au/t and the gold production contributed from the underground will be 120,000 ounces per year. It is estimated that 800,000 tonnes at 3.3 g Au/t will be removed from mineral reserves and transferred to mineral resources based on the current gold price and the estimated cost of production. The reorganization resulted in a reduction of 130 employees (33 staff employees and 97 hourly employees). Some of the affected employees have been offered employment to fill available positions at the Company's other mines, while others elected to participate in an early retirement program. The restructuring costs are estimated at $1.9 million and were accounted for during the third quarter of 2004.

Resumption of Operations at the Mouska Mine

The Mouska mine resumed operating activities at the beginning of October following the completion of the shaft deepening program one month earlier than scheduled and within the allotted budget of Cdn $11 million. The internal shaft was deepened by 210 metres to reach a depth of 880 metres, allowing access to high-grade mineralized zones on three additional levels and extending the life of the mine by three years while employing more than 125 workers in the region. The resumption of mining activities at Mouska provides high grade ore for processing at the Doyon mill.

For the fourth quarter of 2004, it is expected that the Doyon Division (which includes both the Doyon and Mouska mines), will produce approximately 40,000 ounces of gold at a mine operating cost of Cdn $415 per ounce. For 2004, the Company is revising its production target for the division downward to 160,000 ounces. The new mining plan for the Doyon Division for the next several years will forecast the mining of 800,000 tonnes of underground ore per year at an average grade of 6.7 g Au/t, for annual gold production of 170,000 ounces at an estimated mine operating cost of Cdn $380 per ounce.

Other Operations

Cambior's share of gold production from the Sleeping Giant mine amounted to 8,200 ounces at a mine operating cost of $279 per ounce, compared to 8,800 ounces at $246 per ounce for the corresponding quarter last year. This higher unit cost for the quarter is due to lower grade milled and a stronger Canadian dollar.

For the third quarter of 2004, niobium sales from the Niobec mine totaled $11.6 million compared to $7.5 million in the corresponding period of 2003. Sales were higher due to the successful acquisition on July 2, 2004 of the remaining 50% interest in the Niobec mine by completing the acquisition of Sequoia Minerals Inc. Since accounting standards require production inventory at the time of purchase be evaluated at market price, no earnings were generated from the first two-month of sales for an impact on earnings of $1.3 million. Normal financial contribution will start in the fourth quarter. The consolidation of the Niobec operations allows Cambior to operate the mine and implement its continuous improvement program over time. The Niobec mine has been a stable cash flow generator for more than 25 years. The Niobec hourly and clerical employees ratified a four-year labour agreement in early July.

CORPORATE DEVELOPMENT

Acquisition of a Peruvian Gold Mining Company

During the third quarter of 2004, the Company entered into an agreement with a group of private shareholders to acquire a 55.3% participation in the private Peruvian mining company Compañia Minera Poderosa S.A. (CMPSA), which owns and operates the Poderosa mine, located in the Pataz Province of La Libertad Department, Northern Peru. The Poderosa mine has produced 1.25 million ounces of gold since 1982, with an average of 75,000 ounces produced annually over the last five years. In 2003, the mine produced 90,500 ounces of gold at a total cash cost of

$209 per ounce and targeted gold production for 2004 is estimated at 109,000 ounces at a total cash cost of $175 per ounce.

The Company will pay to the Selling Group, at closing, a cash amount of $25 million and will issue approximately 2.2 million common shares of its share capital, and may, at some future date, pay an additional consideration of up to $6 million subject to the outcome of certain contingent liabilities. In addition, in the course of its due diligence review, the Company has been advised that the validity of CMPSA's title to certain mining rights is being contested by a third party before the courts. A first instance judgment was rendered recently in favour of the third party and CMPSA filed an appeal against its findings on October 5, 2004. The Company is currently evaluating the potential impact of the litigation and will delay the closing of the transaction until satisfactory title and economic impact can be established. There can be no assurance that the conditions will be satisfied or that the acquisition will be completed.

This acquisition, if completed, will allow Cambior to establish a third base of mining operations to complement its operations located in Canada and the Guiana Shield. Cambior has been active in Peru since 1993, and is currently pursuing the delineation of various deposits in the Huamachuco area.

Privatization of Linden Bauxite Operations in Guyana

The Company has concluded an agreement with the Government of Guyana to privatize the Linden Bauxite operations in Guyana. A new company, OMAI Bauxite Mining Inc. was incorporated to give effect to the privatization and will be owned 70% by the Company and 30% by the Government of Guyana. The Company will invest an amount of $10 million to acquire its 70% participation, of which $5 million will be cash and the balance will be in mine equipment transfers from the Omai mine. OMAI Bauxite has also received a commitment for a $10 million credit facility from a Caribbean financial institution on a non-recourse basis, but subject to a $5 million construction cost-overrun facility from the Company. This facility is for 10 years at an interest rate of 10.5% per year.

Since August 1, 2003, the Company has been responsible for the overall management of Linmine's activities on a contractual basis. The Company has also performed contract mining services for more than four years by using surplus equipment from the Omai mine. Current production from Linmine is for non-metallurgical (other than aluminium production) applications. The main product is a high-alumina refractory bauxite or RASC (Refractory A Super Calcined) due to the unique chemical and physical properties of Linmine's bauxites.

The Linmine privatization and ancillary electricity arrangements are expected to close during the fourth quarter 2004. Closing is subject to proper legal documentation and other usual conditions.

Camp Caiman, French Guiana

Work at Camp Caiman is progressing well with the preparation of the supporting studies for the Feasibility Study and the Environmental Impact Assessment, both of which should be completed late in the fourth quarter of 2004. Progress has also been made on the availability of governmental incentives in order to reduce the capital cost of the project and to optimize the internal rate of return. For the third quarter, capital expenditures on Camp Caiman totaled $1.3 million.

Carlota, Arizona

The joint feasibility study with BHP Base Metals Inc. on the Carlota copper project, located in the Miami-Globe area in Arizona, has been completed. Several scenarios have been developed in order to bring the project in line with the Company's objective of maximizing shareholder value in a strong copper market.

EXPLORATION

The Company continues to aggressively pursue the growth of its reserve and resource base through its 2004 scheduled investment of $25 million in exploration and business development. For the first nine months of 2004, the Company has spent $19.0 million, including $6.8 million on grassroots exploration in Canada, the Guiana Shield and Peru.

Westwood, Canada

Cambior remains enthusiastic about the potential on the volcanic belt to the east of the Doyon mine, which includes the Westwood project. The deep drilling program at the Westwood project, initiated in October 2002, was completed at the end of the quarter with the fifth and final wedge drilled from the first main hole (1158H-04). The most significant results from this wedge include 16.8 g Au/t over 1 metre and 2.1 g Au/t over 7.2 metres in the North Corridor; and 2.3 g Au/t over 19.6 metres including 3.5 g Au/t over 4.9 metres in the Westwood horizon. The drilling program carried out from surface has identified a major system of alteration and mineralization associated with the two intersected mineralized corridors (the Westwood horizon and North Corridor) extending over more than 800 metres along the plunge axis and over 350 metres laterally. This mineralized system is similar to those associated with the massive or semi-massive sulphide deposits of the Bousquet and LaRonde mines and remains open for exploration. All accumulated data are being reviewed and final interpretation will be completed in the fourth quarter.

The surface exploration drilling program is now complete, and underground drilling has started from the exploration drift driven from level 14 of the Doyon mine. To date, approximately 650 metres of drifting have been completed out of a total distance of 2.6 km towards the Westwood project. The first exploration base was established in the exploration drift at the end of the third quarter and the one-kilometre hole is currently being drilled to test the potential at depth toward the prospective volcanic unit. The Company is currently studying the area between the Doyon and Mouska mines and anticipates establishing an underground exploration drift to investigate various prospective targets. One surface hole is currently being drilled to verify an under-explored sector in the instrusive between the two mines.

El Toro, Peru

Surface geological mapping and tunnel mapping and sampling have been completed. Tunnel sampling shows high grade results associated with narrow structures. Structural controls are very significant and present everywhere within the mineralized zone. Mineralization is associated with highly fractured sediments and intrusives. A 2,000-metre diamond drilling campaign was initiated in August and five holes, totaling 975 metres, were completed during the third quarter. Results to date indicate the presence of a wide low-grade mineralized system similar to La Arena. Results so far include 0.65 g Au/t over 20 metres, 1.0 g Au/t over 68 metres, 0.6 g Au/t over 74 metres, 2.0 g Au/t over 2 metres and 0,6 g Au/t over 176 metres.

Geological reconnaissance is being completed outside the main mineralized zone over the property to complete a preliminary evaluation. Two new altered and fractured sedimentary unit sectors have been identified in the northern part of the property. This reconnaissance work should be completed in October.

Ste-Marie, French Guiana

Thirty-nine drill holes totaling 2,150 metres were completed on the property to test the extension of a flat quartz vein exploited by open pit in the past, and the presence of related shear systems. The flat vein extends for more than 150 metres by 100 metres to the southeast with possible extensions to the north as well. The vein is located in saprolite, at an average depth of 25 metres. Best intercepts include 7.7 g Au/t over 7.5 metres and 3.3 g Au/t over 9 metres. A significant shear zone has been intersected some 600 metres northwest of the old pit and could represent the feeder to the flat lying quartz vein. An intersection of 9.2 g Au/t over 16.5 metres was returned. Additional work is planned to understand the dip and direction of this shear zone.

OUTLOOK

Louis P. Gignac, President and Chief Executive Officer, stated: "We are very disappointed with our third quarter financial results. We have proceeded with a reorganization of the Doyon mine which, unfortunately, has resulted in the reduction of 130 workers in Abitibi. These actions were necessary to return the asset to profitability. The production shortfall at Doyon affected our revenues by $6.6 million and other non-recurrent costs added $5.3 million to our costs. In terms of gold production, the Rosebel mine continues to outperform and its production level during the quarter compensated for the loss of production realized at the Doyon mine. Thanks to the Rosebel mine, we are maintaining Cambior's gold production target at 705,000 ounces for this year. The additional capital raised in October 2004, will strengthen the Company's balance sheet and allow us to pursue internal and external opportunities to meet our medium production target goal of 800,000 ounces of annual production and 8 million ounces of gold reserves."

Consolidated Financial Statements

The consolidated financial statements and the Management's Discussion and Analysis (MD&A) along with explanatory notes for the third quarter are available in PDF format on Cambior's website at www.cambior.com or through the CCNMatthews website at www.ccnmatthews.com.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C" and "CBJ.WT.D", trade on the TSX.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, future commercial production, reserve and resource development, production targets and timetables, the evolution of mineral reserves and resources, mine operating costs, capital expenditures, work programs and schedules, development plans, the securing of necessary financing to fund the Linmine transaction, the successful negotiation and closing of the Linmine transaction and the anticipated benefits of this transaction for the Company and its subsidiaries and the successful completion of the acquisition of 55.3% of the shares of Compañia Minera Poderosa S.A. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements; also, there is absolutely no certainty or guarantee that all conditions precedent to the closing of the Linmine and the Poderosa transactions will be fulfilled. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards and other risks referred to in Cambior's 2003 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager - Investor Relations
Tel: (450) 677-2699
Toll free : 1 (866) 554-0554
Fax: (450) 677- 3382
E-mail: info@cambior.com
Internet: www.cambior.com
PR-2004-26

CAMBIOR INC.

HIGHLIGHTS

	Third Quarter		Nine months
(unaudited)	ended September 30,		ended September 30,
All amounts in US dollars	2004	2003	2004	2003

RESULTS (in millions of $)
Revenues	80.7	46.5	219.0	135.1
Cash flow from operating activities	16.9	4.6	34.2	6.8
Net earnings (loss)	(6.1)	0.7	2.9	(3.8)
PER SHARE ($)
Net earnings (loss)	(0.02)	0.00	0.01	(0.02)
Basic weighted average number of common shares
outstanding (in millions)	244.5	193.1	242.4	176.2
1. GOLD
Number of ounces produced (000)	174	124	519	378
Number of ounces sold (000)	183	119	522	372
Average realized price ($ per ounce)	365	341	363	319
Average market price ($ per ounce)	401	363	401	354
Mine operating costs ($ per ounce)	263	238	242	245

			September 30,	December 31,
2. FINANCIAL POSITION (in millions of $)			2004	2003
Cash and short-term investments			16	95
Total assets			548	498
Total debt			80	64
Deferred revenue			15	24
Shareholders' equity			358	338

	Third Quarter		Nine months
GOLD PRODUCTION STATISTICS	ended September 30,		ended September 30,
(unaudited)	2004	2003	2004	2003
Rosebel (100%) (1)
Production (ounces)	79,000	-	180,400	-
Tonnage milled (t)	1,501,500	-	3,487,200	-
Grade milled (g Au/t)	1.72	-	1.80	-
Recovery (%)	95	-	93	-
Mine operating costs ($ per tonne milled)	10	-	9	-
Mine operating costs ($ per ounce)	195	-	176	-
Depreciation, depletion and amortization ($ per ounce)	86	-	83	-
Omai (100%)
Production (ounces)	58,400	62,200	197,400	193,800
Tonnage milled (t)	1,356,500	1,341,800	4,130,900	4,340,100
Grade milled (g Au/t)	1.44	1.57	1.60	1.52
Recovery (%)	93	92	93	91
Mine operating costs ($ per tonne milled)	11	10	11	10
Mine operating costs ($ per ounce)	263	213	230	228
Depreciation, depletion and amortization ($ per ounce)	38	34	38	35
Doyon Division (2)
Production (ounces)	28,900	53,000	115,200	161,300
Tonnage milled (t)
Underground mines	211,200	282,700	784,100	822,900
Pit and low grade stockpile	112,000	52,300	186,000	144,800
Total	323,200	335,000	970,100	967,700
Grade milled (g Au/t)
Underground mines	3.6	6.0	4.4	6.2
Pit and low grade stockpile	1.5	1.0	1.5	1.0
Average	2.9	5.2	3.9	5.5
Recovery (%)	96	95	96	95
Mine operating costs ($ per tonne milled)	40	42	43	44
Mine operating costs ($ per ounce)	442	267	359	265
Depreciation, depletion and amortization ($ per ounce)	105	73	92	71
Sleeping Giant (50%)
Production (ounces)	8,200	8,800	26,000	23,300
Tonnage milled (t)	24,900	25,100	73,900	63,300
Grade milled (g Au/t)	10.6	11.2	11.2	11.8
Recovery (%)	97	97	97	97
Mine operating costs ($ per tonne milled)	92	85	99	91
Mine operating costs ($ per ounce)	279	246	281	249
Depreciation, depletion and amortization ($ per ounce)	68	52	64	51
TOTAL GOLD PRODUCTION (ounces)	174,500	124,000	519,000	378,400
MINE OPERATING COSTS ($ per ounce)	263	238	242	245

(1) Commencement of production in February 2004.
(2) Includes the Doyon and Mouska mines. Production from Mouska is temporarily suspended since late December 2003 to allow shaft deepening. Production will resume in October 2004.

CAMBIOR INC.

GOLD PRODUCTION STATISTICS (continued)

	Third Quarter		Nine months
CONSOLIDATED GOLD PRODUCTION COSTS	ended September 30,		ended September 30,
($ per ounce) (unaudited)	2004	2003	2004	2003
Direct mining costs	257	232	234	238
Deferred stripping costs	6	7	8	7
Refining and transportation	2	1	2	2
By-product credits	(2)	(2)	(2)	(2)
Mine operating costs	263	238	242	245
Royalties	12	10	12	10
Total operating costs	275	248	254	255
Depreciation, depletion and amortization	72	52	67	51
Restoration	2	4	2	4
Total production costs	349	304	323	310